September 26, 2007

Mail Stop 4563

By U.S. Mail and facsimile to (973)305-1605

Gerald H. Lipkin
Chief Executive Officer
Valley National Bancorp
1455 Valley Road
Wayne, New Jersey 07470

> **Re:** **Valley National Bancorp**
> **Definitive 14A**
> **Filed March 6, 2007**
> **File No. 01-11277**

Dear Mr. Lipkin:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Director Compensation, page 15

1. For each director, disclose by footnote to the stock columns of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R. See Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).

Compensation Discussion and Analysis, page 20

2. Provide a quantitative analysis of the terms of the targets or performance objectives to be achieved in order for your executive officers to earn their incentive compensation for 2006 or material changes to the performance targets that are set in the first quarter which determines compensation for 2007. Also, disclose the nature of the performance required for vesting of restricted stock awards and, if known, the applicable performance targets. Furthermore, discuss the specific items of company performance, such as those relating to earnings per share, return on average shareholders' equity, and other operational and strategic objectives and how your incentive awards are specifically structured around such performance goals. Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(1)(v) and Item 402(b)(2)(v). If you did not disclose your performance targets because you believe the information could cause competitive harm to Valley National if disclosed, please supplementally provide the staff with your analysis supporting this conclusion. To the extent that you determine that it is appropriate to omit specific targets, discuss the level of difficulty in reaching the undisclosed targets. Please refer to Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

3. On page 23 you disclose that the achievement of individual performance targets was a significant factor that the Committee considered in making compensation awards. Specifically discuss the extent to which these individual performance goals impacted compensation decisions in the current year. Also, please discuss how these goals impact the awards made under the Executive Incentive Plan. Please refer to Item 402(b)(1)(vi) and (v) and Item 402(b)(2)(vii) of Regulation S-K.

4. You disclose that the Committee considered a number of factors and that some awards were dependent upon achieving particular corporate and individual goals. However, your disclosure does not explain how the Committee determines the size of the threshold, target or maximums award amounts or the size of the equity awards. Revise your discussion of both your Executive Incentive Plan and your stock incentive compensation to discuss how the sizes of the awards are

determined. Please refer to Item 402(b)(1)(v) and Item 402(b)(2)(v) and (vi) of Regulation S-K.

5. You discuss the peer companies which you use to benchmark compensation in 2006. You go on to discuss the Committee's review of peer compensation to ensure that named executive officers' salaries are within the "same range" as your peers. Please clarify the discussion of your use of benchmarking and the compensation value range that the Committee uses to set or approve compensation for the named executives to explain how benchmarking affected compensation during the periods presented. For example, please explain whether the committee seeks to keep compensation within a particular percentile, and will it adjust compensation if it appears that any of the named executive officers' packages were outside that defined range. Also, if the Committee targets a particular percentile relationship to your peer group, disclose the targeted relationship and discuss whether actual awards were consistent with the targeted percentile. Please refer to Item 402(b)(1)(iv) and (v) and Item 402(b)(2)(xiv) of Regulation S-K.

6. You state that incentive compensation amounts are set late in the fiscal year, estimating year end results. Please discuss how the Committee estimates year end results and discuss any discretion in adjusting the estimates that the Committee can exercise, or provide the staff with a supplemental confidentiality analysis as stated in prior comment 2. Please refer to Item 402(b)(2)(vi) of Regulation S-K.

7. Please revise the Compensation Discussion and Analysis so that it addresses the reasons for the material differences in compensation policies and amounts paid to the various named executive officers.   Please refer to Section II.B.1 of Commission Release No. 33-8732A.   In particular, please provide a discussion of how and why the compensation of your CEO differs so significantly from that of the other named executive officers. If policies or decisions relating to him are materially different than the other officers, please discuss this on an individualized basis. Please also refer to Item 402(b)(2)(vii) of Regulation S-K.

Salary and Long-Term Incentive Awards, page 23

8. On page 20, you discuss how the Committee views salary, and changes in salary, as a portion of the named executive's performance based compensation. Revise your discussion of salary amounts for both the completed year and any material changes made to salaries in the upcoming year. Please refer to Item 402(b)(1)(v) of Regulation S-K.

Non-Performance Based Compensation Elements: Pension Benefits, page 23

9. You made significant revisions to the Benefits Equalization Plan and the changes resulted in a significant increase in the value of Mr. Lipkin's retirement benefits. Please revise your disclosure, either in this section, or in the narrative discussion that accompanies the Pension Benefits Table, to explain how the change in minimum retirement amounts resulted in such a large increase in value, particularly since you state that total expense should not change due to the change in retirement age for Mr. Lipkin. Furthermore, revise your disclosure to identify why the Committee chose to make the change. Please refer to Item 402(b)(1)(vi and v) and Item 402(e) and Item 402(h)(3) of Regulation S-K.

Potential Payments on Termination of Employment or Change in Control, page 25

10. Valley National has a number of termination and change in control arrangements you have with the named executive officers, and those arrangements have various triggering scenarios described in this section and in the section beginning on page 35. Disclose how the Committee determined that the payment and benefit levels under the employment, severance agreements and change of control agreements were appropriate. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Certain Transactions with Management, page 43

11. Please clarify that the loans were made on the same terms, including interest rates, as those available to other persons not related to Valley National. Please refer to Instruction 4(c)(ii) to Item 404(a) of Regulation S-K.

Please respond to our comments by October 26, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3419 with any questions.

Sincerely,

Christian N. Windsor
Special Counsel

CC: Lucinda Long